Alston&Bird LLP
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Mark F. McElreath	Direct Dial: 212-210-9595	E-mail: mmcelreath@alston.com

August 23, 2005

VIA:  UPS AND EDGAR

Mr. Jeffrey Riedler
United States Securities and Exchange Commission
100 F Street, N.E.
Division of Corporation Finance
Mail Stop 6010
Washington, D.C. 20549

Re:	XTL Biopharmaceuticals Ltd. Form 20-FR12G filed on July 14, 2005 File No. 0-51310

Dear Mr. Riedler:

At the request and on behalf of our client, XTL Biopharmaceuticals Ltd. (the “Company”), we hereby file, via EDGAR, responses to the Commission’s comment letter dated August 16, 2005, to Amendment No. 1 to the Company’s registration statement on Form 20-F (File No. 0-51310) (the “Registration Statement”), filed on August 10, 2005. These responses have been prepared by the Company with the assistance of its legal counsel. As requested, these responses are keyed to correspond to the Commission’s comment letter. A copy of this letter, other supplemental materials referenced herein, a clean copy of Amendment No. 2 to the Registration Statement (“Amendment No. 2”) which was filed on August 23, 2005, and a copy of Amendment No. 2 marked to show changes from Amendment No. 1, are being sent to the Commission via overnight mail. The page references in this letter are keyed to the marked version of Amendment No. 2 to the Registration Statement submitted in hard copy by overnight mail.

Capitalized terms used in the responses in this letter and not otherwise defined have the meaning set forth in the Registration Statement.

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XTL Biopharmaceuticals Ltd.
Form 20-FR12G filed on July 14, 2005; File No. 0-51310

Form 20-FR12G

Item 5. Operating and Financial Review and Prospects, page 34

Research and Development, Patents and Licenses, page 43

1.
We note your response to prior comment nine and the disclosures on page 46. However, we did not note why you appear to have excluded you costs of revenues. As such, please tell us why they do not represent research and development costs, as defined by SFAS 2. Otherwise, for each period presented, please disclose the total research and development costs, as defined by SFAS 2, and reconcile that amount to the sum of the project costs you have disclosed.

Response:

Please refer to pages 45-46 of the Registration Statement, which have been revised in response to your comment. Please note that for the fiscal year ended December 31, 2004, the Company had no cost of revenues until June 2004, when, pursuant to a license agreement with the Company’s partner, Cubist Pharmaceuticals, Inc., the Company out-licensed HepeX-B to Cubist. All cost of revenues incurred after June 2004 have been reimbursed to the Company by Cubist, pursuant to the license agreement.

Item 19. Exhibits, page 86

2.	Please provide updated consents from your independent auditors.

Response:

Please refer to the Exhibits 15.1 and 15.2 to the Registration Statement, which have been updated in response to your comment.

*  *  *

In addition, on August 22, 2005, the Company announced that it signed a license agreement (the “VivoQuest License Agreement”) with VivoQuest Inc., a privately held venture-backed biotechnology company based in the U.S. We have filed a redacted version of the VivoQuest License Agreement as an exhibit to the second amendment to the Registration Statement and made the VivoQuest License Agreement the subject of an additional request for confidential treatment. We have submitted a supplemental confidential treatment request letter to the Commission in accordance with the Division of Corporation Finance Staff Bulletin No. 1, as amended. We have also provided three copies of the supplemental request letter, original exhibit and redacted version, for your review.

XTL Biopharmaceuticals Ltd.
Form 20-FR12G filed on July 14, 2005; File No. 0-51310

If you have any further questions, comments or informational requests relating to this matter, please do not hesitate to contact me at the telephone number above.

Sincerely,

/s/ Mark F. McElreath
Mark F. McElreath

Cc:          Jonathan Burgin, Chief Financial Officer, XTL Biopharmaceuticals Ltd.
Ronen Kantor, Kantor & Co. Law Offices
Arieh Vaizler, Kesselman & Kesselman, CPA

Enclosures